SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         COMMISSION FILE NUMBER: 0-22191

                           NOTIFICATION OF LATE FILING

     (Check One): [X] Form 10-K and Form 10-KSB [_] Form 11-K [_] Form 20-F
                  [ ] Form 10-Q and Form 10-QSB [_] Form N-SAR

                         For Period Ended: June 30, 2004

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended:____________________________

Read attached Instruction Sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
N/A

                                     PART I
                             REGISTRANT INFORMATION

 Full name of registrant LOTTERY & WAGERING SOLUTIONS INC.
                         -----------------------------------

 Former name if applicable CCA COMPANIES INCORPORATED

            Address of principal executive office (Street and number)
                         2250 N.W. 136 Avenue, Suite 103

                            City, state and zip code
                          Pembroke Pines, Florida 33028



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                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

         (a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Substantially all of the registrant's ongoing operations are conducted in Suriname through an Aruban joint venture entity, Suriname Leisure Company A.V.V. ("SLC"). SLC is fifty percent owned and managed by the registrant's wholly owned subsidiary, and fifty percent owned by Parbhoe Haldelmij NV ("Parbhoe"). In 1998, Parbhoe leased to SLC the premises from which SLC conducts its operations. On July 31, 2003, a Surname court held that Parbhoe was not the registered owner of such premises, and ordered SLC evicted therefrom. On July 16, 2004, the eviction order was annulled by the Suriname Court of Justice, an appellate court. Nonetheless, uncertainty with respect to the continuance of operations at SLC's principal location, and the need to identify alternative sites, as well as the retention by the registrant of new principal accountants in January, 2004, caused disruption during the last fiscal year. As a consequence, SLC was unable to timely complete the preparation of its accounts to enable the registrant to timely file the Form 10-KSB without unreasonable effort or expense.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                        Miles R. Greenberg (954) 885-0560
                      (Name) (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The revenues generated by the registrant's casino operations in Suriname have diminished significantly during the fiscal year ended June 30, 2004, as a result of uncertainties created by the litigation pending in such jurisdiction as well as increased competition. As a consequence, the registrant estimates that revenues for fiscal 2004 will be approximately $5,100,000, as compared to revenues of $7,114,000 in fiscal 2003; and that the registrant will have a net loss in fiscal 2004 of approximately $1,000,000, as compared to net income of $261,710 in fiscal 2003.

                        LOTTERY & WAGERING SOLUTIONS INC.
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 27, 2004                   By: /s/ Miles R. Greenberg
      ---------------------------          ---------------------------
                                           Miles R. Greenberg
                                           Chief Financial Officer